LEHMAN & EILEN LLP

Mission Bay Office Plaza

Suite 300

20283 State Road 7

Boca Raton, FL  33498

www.securitiesattys.com

Tel. (561) 237-0804

Fax (561) 237-0803

January 11, 2006

FILED ON EDGAR

Mr. Larry Green
Office of Disclosure & Review
Division of Investment Management
U.S. Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549-0505

Re:

Legend Investment Corporation
CIK Number 0001307901
(Formerly known as Revolution Fighting, Inc.)

Dear Mr. Green:

Today we filed a definitive information statement regarding the decision of Legend Investment Corporation (the “Company”) to withdraw its election to be regulated as a business development company. The definitive information statement reflects the changes you requested:

•

it makes it clear that even after its withdrawal becomes effective, the Company will remain subject to the Investment Company Act with respect to the period prior to withdrawal;

•

it states that the Company will be bearing any expenses relating to the information statement;

•

it explains why the Company won’t be required to register as an investment company after the withdrawal becomes effective; and

•

it notes that the change in method of accounting will not have a material effect on the Company.

U.S. Securities and Exchange Commission

January 11, 2006

Please note that we have not added any additional disclosure regarding statutory violations because as I indicated in our call the Company is not aware of any.

On behalf of the Company, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.

Yours sincerely,

/s/ Hank Gracin

Hank Gracin